SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D/A	Page 2 of 10

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,544,735
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,544,735

11.	Aggregate amount beneficially owned by each reporting person 15,544,735
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.3%
14.	Type of reporting person (see instructions) IA

CUSIP No. 74640Y 106	13D/A	Page 3 of 10

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,164,216
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,164,216

11.	Aggregate amount beneficially owned by each reporting person 12,164,216
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 74640Y 106	13D/A	Page 4 of 10

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,732,795
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,732,795

11.	Aggregate amount beneficially owned by each reporting person 9,732,795
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.2%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 5 of 10

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 696,945
	9.	Sole dispositive power 0
	10.	Shared dispositive power 696,945

11.	Aggregate amount beneficially owned by each reporting person 696,945
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 6 of 10

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,734,476
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,734,476

11.	Aggregate amount beneficially owned by each reporting person 1,734,476
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.7%
14.	Type of reporting person (see instructions) PN

CUSIP No. 74640Y 106	13D/A	Page 7 of 10

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,544,735
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,544,735

11.	Aggregate amount beneficially owned by each reporting person 15,544,735
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 8 of 10

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,544,735
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,544,735

11.	Aggregate amount beneficially owned by each reporting person 15,544,735
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 74640Y 106	13D/A	Page 9 of 10

Explanatory Note: This Amendment No. 11 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018, Amendment No. 2 to the Initial 13D filed on June 12, 2018, Amendment No. 3 to the Initial 13D filed on March 1, 2019, Amendment No. 4 to the Initial 13D filed on November 19, 2019, Amendment No. 5 to the Initial 13D filed on May 22, 2020, Amendment No. 6 to the Initial 13D filed on July 8, 2020, Amendment No. 7 to the Initial 13D filed on August 24, 2020, Amendment No. 8 to the Initial 13D filed on September 14, 2020, Amendment No. 9 to the Initial 13D filed on November 23, 2020, and Amendment No. 10 to the Initial 13D filed on November 24, 2020, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”), a director of Purple Innovation, Inc. (the “Issuer”); and

•	Christopher Shackelton (“Shackelton”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A common stock, par value $0.0001 per share (the “Class A Stock”), by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 63,914,000 shares of Class A Stock outstanding as of December 31, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2021. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 24.1% of the Common Stock.

Other than as set forth below, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

On March 5, 2021, CCP, COC and a separate account investment advisory client of CCM (the “Separate Account”) exercised 2,741,337, 2,000,000 and 1,041,163 warrants (the “Private Placement Warrants”), respectively, on a cashless basis pursuant to the Warrant Agreement, dated as of July 29, 2015, by and between the Issuer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), with each Private Placement Warrant exercisable for one-half share of Common Stock per Private Placement Warrant at a price of $11.50 per whole share. As a result of the cashless exercise of the Private Placement Warrants, CCP, COC and the Separate Account were issued 955,281, 696,945 and 362,816 shares of Common Stock, respectively.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 9, 2021

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		COLISEUM CAPITAL CO-INVEST III, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		ADAM GRAY

By: Coliseum Capital, LLC, General Partner
		By:	/s/ Chivonne Cassar
By:	/s/ Chivonne Cassar		Chivonne Cassar, Attorney-in-fact
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

		By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact